Exhibit 99.1

Lee Keeling and Associates, Inc.

Petroleum Consultants

First Place Tower

15 East Fifth Street • Suite 3500

Tulsa, Oklahoma 74103-4350

(918) 587-5521 • Fax: (918) 587-2881

January 14, 2014

Comstock Resources, Inc.

5300 Town and Country Boulevard, Ste. 500

Frisco, Texas  75034

Attention:	Mr. M. Jay Allison
President and C.E.O.

		RE:	Estimated Reserves and
Future Net Revenue
Comstock Resources, Inc.
Constant Prices and Expenses

Gentlemen:

In accordance with your request, we have prepared an estimate of net reserves and future net revenue to be realized from the interests owned by Comstock Resources, Inc. (Comstock) for 2013 year-end reporting.  These interests are in oil and gas properties located in the states of Arkansas, Kansas, Louisiana, New Mexico, Oklahoma, Texas, and Wyoming.  Reserves estimated by us reflect all of Comstock’s corporate reserves.  The effective date of this estimate is December 31, 2013.  It was completed January 3, 2014, and the results are summarized as follows:

	ESTIMATED REMAINING		NET GAS*	FUTURE NET REVENUE
	NET RESERVES		EQUIVALENT		Present Worth
RESERVE	Oil	Gas		Total	Disc.@10%
CLASSIFICATION	(BBLS)	(MCF)	(MCFE)	($)	($)
Proved Developed
Producing	10,526,316	290,260,094	353,417,969	1,181,015,125	787,094,875
Non-Producing	1,021,736	13,835,578	19,965,994	106,665,141	68,775,969
Behind-Pipe	2,366,288	40,182,141	54,379,871	225,473,031	119,820,539
Sub-Total	13,914,340	344,277,813	427,763,834	1,513,153,297	975,691,383
Proved Undeveloped	8,061,981	108,375,008	156,746,906	347,148,188	78,304,008
Total All Reserves	21,976,321	452,652,821	584,510,740	1,860,301,485	1,053,995,391

*     Net Gas Equivalent is calculated based on a conversion factor of 6 MCF of gas per barrel of oil.

Note: Totals may not agree with schedules due to computer roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to Comstock’s interest from continued operation of the properties to depletion.  It should not be construed as a fair market or trading value.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist.  Neither has an attempt been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

This report consists of various summaries.  Schedule No. 1 presents summary forecasts of annual gross and net production, severance and ad valorem taxes, operating income, and net revenue by reserve type.  Schedule No. 2 is a sequential listing of the individual properties based on discounted future net revenue.  Schedule No. 3 is a sequential listing of the individual properties based on discounted future net revenue by reserve category.  An alphabetical one-line summary by property is presented on Schedule No. 4.  A one-line listing of the individual properties, ordered by reserve category, state and project, is presented on Schedule No. 5.  A geographical one-line summary by state, project and lease is shown on Schedule No. 6.

CLASSIFICATION OF RESERVES

Reserves assigned to the various leases and/or wells have been classified as either “proved developed” or “proved undeveloped” in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission (SEC).  These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed producing,” “proved developed non-producing” and “proved developed behind-pipe.”

Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves expected from future stimulation treatments based on analogy to nearby wells.

Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells that are considered proved by virtue of successful testing or production in offsetting wells.

ESTIMATION OF RESERVES

The majority of the subject wells have been producing for a considerable length of time. Reserves attributable to wells with a well-defined production and/or pressure decline trend were based upon extrapolation of that trend to an economic limit and/or abandonment pressure.

Reserves anticipated from new wells were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas/oil ratios, water production, pressures, and other pertinent factors were considered in the estimation of these reserves.

Reserves assigned to behind-pipe zones and undeveloped locations have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

FUTURE NET REVENUE

Oil Income and Prices

Income from the sale of oil was estimated based on the unweighted average price for NYMEX West Texas Intermediate for the first day of each month for January through December of 2013, as provided by the staff of Comstock.  The computed reference price of $96.937 per barrel was held constant throughout the life of each lease.  The reference price was adjusted for historical differentials between posted prices and actual field prices to reflect quality, transportation fees and regional price differences.  Provisions were made for state severance and ad valorem taxes where applicable.

Gas Income and Prices

Income from the sale of gas was estimated based on the average price for natural gas sold at Henry Hub the first day of each month for January through December of 2013, as provided by staff of Comstock.  The computed reference price of $3.670 per MCF was held constant throughout the life of each lease.  The reference price was adjusted for basis differentials, marketing, and transportation costs.  Provisions were made for state severance and ad valorem taxes where applicable.

Operating Expenses

Operating expenses were based upon actual operating costs charged by the respective operators as supplied by the staff of Comstock or were based upon the actual experience of the operators in the respective areas.  For leases operated by Comstock, monthly operating costs included lease operating expenses and overhead charges.  All expenses have been held constant throughout the life of each lease.

Future Expenses and Abandonment Costs

As provided by Comstock, provisions have been made for future expenses required for drilling, recompletion and/or abandonment costs.  These costs have been held constant from current estimates.

QUALIFICATIONS OF LEE KEELING AND ASSOCIATES, INC.

Lee Keeling and Associates, Inc. has been offering consulting engineering and geological services to integrated oil companies, independent operators, investors, financial institutions, legal firms, accounting firms and governmental agencies since 1957.  Its professional staff is experienced in all productive areas of the United States, Canada, Latin America and many other foreign countries. The firm’s reports are recognized by major financial institutions and used as the basis for oil company mergers, purchases, sales, financing of projects and for registration purposes with financial and regulatory authorities throughout the world.

GENERAL

Information upon which this estimate of net reserves and future net revenue has been based was furnished by the staff of Comstock or was obtained by us from outside sources we consider to be reliable.  This information is assumed to be correct.  No attempt has been made to verify title or ownership of the subject properties.  Interests attributed to wells to be drilled at undeveloped locations are based on current ownership. Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of Comstock.

This report has been prepared utilizing all methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character, and we have used all methods and procedures necessary to prepare this report.  The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required.  The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date.  Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates.  The assumptions, data, methods and procedures used in connection with the preparation of this report are appropriate for the purpose served by this report.

The reserves included in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.  As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

The projection of cash flow has been made assuming constant prices.  There is no assurance that prices will not vary.  For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

It should be pointed out that regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimates may be based.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

We appreciate this opportunity to be of service to you.

Very truly yours,

/s/ LEE KEELING AND ASSOCIATES, INC.
LEE KEELING AND ASSOCIATES, INC.

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